

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2022

Jeremy Frommer
Chief Executive Officer
Creatd, Inc.
419 Lafayette Street, 6th Floor
New York, NY 10003

> **Re: Creatd, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 22, 2022**
> **File No. 333-268521**

Dear Jeremy Frommer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott E. Linsky